1-14946

P.E. 4-29-02

02031296



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 29, 2002

CEMEX, S.A. de C.V.
(Exact name of Registrant as specified in its charter)

CEMEX Corp.
(Translation of Registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Ave. Constitución 444 Pte. Monterrey, Nuevo León, México 64000
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

**Contents**

1. Press release announcing CEMEX's results for the first quarter of 2002 (attached hereto as exhibit 1).

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A. de C.V.
(Registrant)

Date: April 29, 2002

By: 
Name: Rafael Garza
Title: Chief Comptroller

**EXHIBIT INDEX**

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 1 | Press release announcing CEMEX's results for the first quarter of 2002 |

pg. 5

625312.01 New York Server 7A - MSW

**Exhibit 1**


cemex
http://www.cemex.com
INVESTOR RELATIONS
Contact: From Mexico
52 (8) 328 7171 / ir@cemex.com
Contact: From the U.S.
1 877 7CX NYSE
Outside the U.S.: (212) 317 6007

# 2002 First Quarter Results

## Majority net income increases 1% on back of a 40% drop in financial expense [(1)]

**Consolidated Sales:**

| | 1Q'02 | 1Q'01 | Var. |
|---|---|---|---|
| Net Sales (US$ millions) | 1,571.0 | 1,581.4 | (1)% |
| Cement (Thousands metric tons) | 14,118 | 13,926 | 1% |
| Ready-Mix (Thousands of $m^3$) | 3,980 | 4,412 | (10)% |

**Operating Income, EBITDA, and Free Cash Flow:**

| (US$ millions) | 1Q'02 | *Margin* | 1Q'01 | *Margin* | Var. |
|---|---|---|---|---|---|
| Op. Income | 320.0 | 20.4 | 390.0 | 24.7 | (18%) |
| EBITDA [(2)] | 473.2 | 30.1 | 532.2 | 33.7 | (11%) |
| Free Cash Flow [(3)] | 84.0 | 5.3 | 139.0 | 8.8 | (40%) |

**Net Income and Cash Earnings:**

| (US$ millions) | 1Q'02 | *Margin* | 1Q'01 | *Margin* | Var. |
|---|---|---|---|---|---|
| Net Income | 299.9 | 19.1 | 329.9 | 20.9 | (9%) |
| Maj. Net Income | 279.7 | 17.8 | 276.5 | 17.5 | 1% |
| Cash Earnings [(4)] | 311.0 | 19.8 | 321.9 | 20.4 | (3%) |

**Financial Position:**

| | 1Q'02 | 1Q'01 | Var. |
|---|---|---|---|
| Net Debt (US$ millions) | 6,037 | 6,951 | (13%) |
| Interest Coverage (TTM) [(5)] | 4.9 | 3.9 | 26% |
| Leverage (Net Debt /EBITDA -TTM) | 2.7 | 2.9 | (7%) |

**Per-ADS Information:**

| Per ADS (CX) | 1Q'02 | 1Q'01 | Var. |
|---|---|---|---|
| Earnings (US$) | 0.96 | 0.99 | (3%) |
| Cash Earnings [(4)] (US$) | 1.06 | 1.15 | (8%) |
| Shares (millions) Average | 292.1 | 278.8 | 5% |
| ADS EOP [(5)] Price (US$) | 29.54 | 21.50 | 37% |

(1) Includes interest expense plus preferred dividend payments
(2) EBITDA is defined as operating income plus depreciation and amortization.
(3) *See table on page 3 for free cash flow calculation.*
(4) Cash Earnings is defined as EBITDA minus net financial expenses, cash taxes, income attributable to minority interest and other cash expenses.
(5) TTM means "Trailing Twelve Months". EOP means "End of Period".

## First Quarter Highlights

• **Net sales** decreased 1% from the first quarter of 2001 to US$1,571 million. Despite higher volumes in Spain and stable volumes in the United States, net sales were affected by lower volumes from some of our operations because religious holidays were observed during the first quarter of this year, as opposed to in the second quarter last year.

• **EBITDA** decreased 11% from a year ago to US$473.2 million. The consolidated **EBITDA margin** decreased from 33.7% in the year-earlier period to 30.1% in the first quarter of 2002. This drop is mainly due to a change in the product and country mix, as well as higher SG&A to up-front expenses attributable to information technology - aimed at lowering costs and making our business processes more efficient (rollout of CEMEX Way) - and to our increased efforts to strengthen our commercial and distribution networks worldwide. EBITDA margin from our cement and ready-mix operations remained flat compared to the same period a year ago.

• **Cash earnings** decreased by 3% to US$311.0 million versus US$321.9 million in the first quarter of 2001. This decrease, which is lower than the percentage decrease for EBITDA, is as a result of lower financial expense (including preferred dividends), which we reduced from US$153.8 million to US$91.7 million.

• **Majority net income** increased 1% to US$279.7 million compared to the first quarter of 2001.

• **Free cash flow** for the quarter was US$84.0 million, compared to US$139.0 million during the same period in 2001. Investments in working capital were US$161.0 million during the first quarter of 2002, or US$71.0 million higher than a year ago. We expect that the full US$71.0 million temporary increase in working capital, resulting from the effects of seasonality in the U.S. and Spain, will be recovered during the remainder of 2002 (*)

• **Interest plus preferred dividend coverage** (EBITDA divided by interest expense plus preferred dividends for the last twelve months) was 4.9 times for the trailing twelve months versus 3.9 times for the same period a year ago.

• **Leverage** (Net debt plus preferred equity to trailing twelve-month EBITDA) decreased to 2.7 times versus 2.9 times a year ago, due to the continuing use of most of our free cash flow to reduce net debt.

• **Net debt** at the end of the first quarter was US$6,037 million, a decrease of US$57 million for the quarter.

• First-quarter **Net interest expense** was US$63.4 million, a reduction of 44% from US$112.6 million in the year-earlier period. Net interest expense decreased 14% compared to the fourth quarter of 2001.

• **Other net expenses** increased 26% to US$90.4 million from US$71.9 million in the first quarter of 2001. The increase was primarily due to non-recurring expenses related to our trading operations. This account reflected a cash expense of US$28 million versus US$19 million a year ago.

• **Net foreign exchange gain (loss)** for the quarter was a gain of US$41.3 million, primarily due to the appreciation of the Mexican peso, versus a gain of US$71.4 million in the first quarter of 2001, mainly due to the weakness of the Japanese yen.

• CEMEX recognized a **net monetary position gain** of US$83.1 million, an increase of 6% versus the first quarter of 2001. The weighted-average inflation factor used to calculate the net monetary position gain was 1.4% versus 1.2% for the year-earlier period.

• **Income taxes** during the quarter were US$38.6 million versus US$48.8 million a year ago. The total effective tax rate (including employees' statutory profit sharing) during the quarter was 11.5%, compared to 13.1% for the same period a year ago.

### Interest Coverage and Leverage


5.0
4.0
3.0
2.0
1Q01
2Q01
3Q01
4Q01
1Q02
Coverage
Leverage

*Note: For the calculation of Net Debt, Net Debt to EBITDA and Interest Coverage, the company is conservatively adding the Preferred Capital Securities (US$250 million outstanding at the end of the first quarter) because of the put option to CEMEX in 2005 under its structure and the remaining US$650 million in Preferred Equity. Net debt is defined as total debt plus preferred equity and capital securities minus cash and cash equivalents.*

** Please refer to the end of this document for disclaimer on forward-looking statements*

Contact: From Mexico
52 (8) 328 7171 / ir@cemex.com
Contact: From the U.S.
1 877 7CX NYSE
Outside the U.S.: (212) 317 6007

| Financial Position | 03/31/02 | 12/31/01 | 03/31/01 |
|---|---|---|---|
| Interest Coverage (TTM) | 4.9 | 4.4 | 3.9 |
| Leverage (Net Debt/EBITDA (TTM)) | 2.7 | 2.7 | 2.9 |
| Net Debt (US$ millions) | 6,037 | 6,094 | 6,951 |
| Total Debt plus Preferred Equity and Capital Securities (US$ millions) | 6,445 | 6,522 | 7,241 |
| Total Debt (US$ millions) | 5,545 | 5,372 | 5,491 |
| Preferred Equity and Capital Securities (US$ millions) | 900 | 1,150 | 1,750 |
| Short-Term Debt (as a percentage of total debt) | 21% | 19% | 37% |
| Long-Term Debt (as a percentage of total debt) | 79% | 81% | 63% |

| Free Cash Flow Calculation (US$ millions) | 1Q'02 | YTD 02 | 1Q'01 |
|---|---|---|---|
| EBITDA | 473 | 473 | 532 |
| - Net Interest Expense | 63 | 63 | 113 |
| - Capital Expenditures | 74 | 74 | 110 |
| - Increase (Decrease) in Working Capital | 161 | 161 | 90 |
| - Taxes Paid | 51 | 51 | 25 |
| - Preferred Dividend Payments | 12 | 12 | 36 |
| - Other Cash Items | 28 | 28 | 19 |
| Free Cash Flow | 84 | 84 | 139 |

During the quarter. free cash flow of US$84 million was used to reduce net debt by US$57 million, for investments in our commercial and distribution networks and in information technology.

**Derivative Instruments**

| | **Notional Amounts** (US$ millions) | |
|---|---|---|
| | **March 31, 2002** | **December 31, 2001** |
| Equity Derivatives | 1,313 | 1,396 |
| Foreign-Exchange Derivatives | 1,731 | 1,630 |
| Interest-Rate Derivatives | 4,993 | 5,281 |

The estimated aggregate fair market value of the above derivative instruments was US$423 million and US$234 million for the periods ending March 31, 2002, and December 31, 2001, respectively. Fair market values represent approximated settlement results as of the valuation date, based on quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts, quoted market prices, as well as the other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair values of the underlying hedge transactions and the overall reduction in the company's exposure to the risks being hedged. *

** Starting January 1, 2001, Bulletin C-2, Financial Instruments ("Bulletin C-2"), became effective for all public companies reporting under Mexican GAAP. Bulletin C-2 establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings or in stockholders equity depending on whether a derivative is in substance an equity transaction or is designated as part of a hedge transaction. The Company has recognized increases in assets and liabilities, which resulted in a net gain of US$318.8 million, arising from the fair value recognition of such derivatives as of March 31, 2001. The above notional amounts reflect the underlying asset or liability on which the derivatives are being entered into.*

## Other Activities

**CEMEX files F-3 "shelf" equity registration statement**

On April 19, 2002, CEMEX filed an F-3 "shelf" equity registration statement covering up to US$1.5 billion equity securities. This filing was made primarily to give us the flexibility to perform certain transactions with respect to our stock (e.g. unwinding of forward agreements put in place to hedge the different stock options programs, including our appreciation warrants).

**CEMEX completes tender offer for its 12¾% notes due 2006 and its 9.66% putable capital securities**

On March 18, 2002, CEMEX announced cash tender offers for any and all of its outstanding 12¾% notes due July 15, 2006 and any and all of its 9.66% putable capital securities issued by CEMEX international Capital, LLC, an indirect subsidiary of CEMEX. Concurrently with the tender offers, CEMEX solicited consents from the holders of the notes and capital securities to amend the related indentures, to modify several covenants relating to the notes and the capital securities, as applicable.

The consent solicitations expired on April 3, 2002 with the majority of holders consenting to the amendments to the indentures. The tender offers expired on April 17, 2002. Approximately 69.5% of the outstanding notes and 73.5% of the outstanding capital securities were tendered in the offer. CEMEX also received consents from the majority of the holders of its 9.625% notes due 2009 authorizing certain proposed amendments to the indenture, in line with the amendments to the indentures described above. The tender offers will result in lower interest expense going forward.

**CEMEX issues two additional tranches under its medium term promissory notes ("Certificados Bursatiles") program**

On April 12, 2002, CEMEX issued two tranches under its medium term promissory notes program. The first tranche of notes consists of Ps. 759 million with a maturity of five years and a peso-fixed rate of 10.55%. The second tranche of notes consists of Ps. 500 million with a three-year term *and a rate equal to the 91-day Mexican treasury rate (CETES) plus 115 basis points. Both transactions were swapped into dollar funding through* derivatives into a dollar rate of less than LIBOR + 1%.

**CEMEX receives the 2002 World Environment Center's "Gold medal for international corporate environmental achievement"**

On January 14, 2002, CEMEX was awarded the *Gold Medal for International Corporate Environmental Achievement* by the World Environmental Center (WEC). The WEC jury responsible for making the awards cited CEMEX's development of a formal strategy for environmental policy and sustainable growth. The Jury also stated that CEMEX has made a commitment to employ cutting-edge technology in its operational processes in order to assure energy and materials efficiency, to promote an environmental culture among all of its constituencies, and to use the most effective equipment and systems to protect its employees, neighboring communities, facilities and the environment.

The award will be presented on May 17, 2002 at the National Museum in Washington, D.C. to Lorenzo H. Zambrano, Chairman and CEO of CEMEX.

# Equity-Related Information

**Change in period-end CPO-equivalent units outstanding as of March 31, 2002**

| | |
|---|---|
| Number of CPO-equivalent units outstanding* as of December 31, 2001 | **1,459,559,277** |
| Change in the number of total CPO-equivalent units subscribed and paid between periods resulting from the exercise of stock options | 2,041,126 |
| Decrease (Increase) in CEMEX CPO-equivalent units held at subsidiaries | 857,000 |
| Number of CPO-equivalent units outstanding* as of March 31, 2002 | **1,462,457,403** |

* CPOs outstanding include 7% of shares not in CPO form as follows: 198 million "A" and 99 million "B" shares (each CPO is composed of two "A" shares and one "B" share).

**Employee Stock Option Plans**

As of March 31, 2002, directors, officers and other employees under the employee stock options plan (ESOP) had outstanding options to acquire 102,769,148 CEMEX CPOs, while the voluntary employee stock option plan (VESOP) had outstanding options to acquire 20,058,045 CEMEX CPOs.

Of the total options under both programs, 93% are fully hedged and have an escalating strike price indexed monthly in dollar terms. The total amount of these stock options programs represents 8.4% of total CPOs outstanding.

## Operating Performance - Mexico

*For analysis purposes, CEMEX Mexico figures are presented in dollars.*

In Mexico, **net sales** were US$621 million, a decrease of 2% compared to the first quarter of 2001 despite lower cement sales volumes, which were partially offset by the sales of other building materials through our distribution channels.

**Domestic cement volume** decreased 5.8% versus the year-earlier period. Consumption in the formal sector was weak as the economic slowdown continues to affect cement demand. Large infrastructure projects were delayed due to a shortfall in government revenues, while the housing and self-construction sectors grew at a slow pace. Higher unemployment offset higher real wages, resulting in lower aggregate disposable income. First-quarter cement sales were also affected by less shipping days versus the same quarter a year ago.

*Driven by increased municipal works spending,* **Ready-mix volumes** *increased* 1.8% *versus the same period a year ago.*

CEMEX's **average realized gray cement price** in Mexico decreased 6% in constant peso terms versus the first quarter of 2001. In dollar terms, prices rose 4% compared to the year-earlier period. The **average ready-mix price** decreased 9% in constant peso terms and increased 1% in dollar terms versus the first quarter of 2001.

**Total export volumes** decreased 20% versus the first quarter of 2001. Exports from Mexico were distributed as follows:

**North America: 67%** **The Caribbean: 12%** **Central/South America: 20%**

The **average cash cost of goods sold** per metric ton decreased 9% in dollar terms versus the first quarter of 2001, mostly due to lower fuels and energy costs.

## United States

*For analysis purposes, CEMEX USA figures are presented in dollars. In the consolidation process, CEMEX USA figures are converted into pesos under Mexican GAAP.*

**Net sales** for CEMEX's U.S. operations were US$384 million, a decrease of 7% compared to the year-earlier period. The decrease in sales is partially due to the divestiture of our aggregate business during the fourth quarter of 2001, and lower sales in our non-core businesses. **EBITDA** decreased 6% to US$87.4 million, while **EBITDA margin** increased to 22.8% in the first quarter of 2002, from 22.5% during the same period a year ago.

First-quarter **cement sales volume** remained flat compared to the same period in 2001, while **ready-mix volume** increased 4% versus the first quarter of 2001.

Residential construction growth remained stable, but at a high level. Industrial and commercial construction declined on continued weakness in the manufacturing and commercial sectors, in which inventories are being worked down and capital expenditures have been cut back. The cement-intensive public works sector, in particular highway construction, is still the strongest source of cement demand. The south-central region showed positive cement demand growth, while demand in the Midwest was affected by unfavorable weather conditions, mostly during the month of March.

**Average realized cement prices** decreased 1% versus the first quarter of 2001 and remained flat versus the fourth quarter of 2001. **Average ready-mix prices** increased 3% versus the same period a year ago and remained flat versus the fourth quarter of 2001.

The **average cash cost of goods sold** per metric ton decreased 2% versus the first quarter of 2001.

## Spain

*For analysis purposes, figures are presented in dollars. In the consolidation process, CEMEX figures are converted into dollars and then into pesos under Mexican GAAP.*

In Spain, **domestic cement** and **ready-mix volumes** increased 2% and 7%, respectively, compared to the first quarter of 2001. Public works spending was the main driver of cement demand during the quarter, while the residential sector showed a slight decline compared to the same period a year ago. Demand during the months of January and February was strong; in March, however, adverse weather weakened cement demand. The 17% decline in EBITDA versus the first quarter of 2001 is mostly due to increased transportation costs, increased clinker volume bought from third parties and a weaker euro versus the U.S. dollar during the quarter.

**Exports** from CEMEX Spain decreased 14% compared to the first quarter of 2001, distributed as follows:

**North America: 44%** **Europe & Asia: 25%** **Africa: 31%**

The average **domestic cement price** increased 2% in euros and decreased 3% in dollar terms compared to the year-earlier period. The **average ready-mix price** during the period increased 1% in euros and decreased 4% in dollar terms versus the same period a year ago.

The **average cash cost of goods sold** per metric ton increased 4% in dollar terms versus the first quarter of 2001.

## Venezuela

*For analysis purposes, figures are presented in dollars. In the consolidation process, CEMEX figures are converted into dollars and then into pesos under Mexican GAAP.*

**Domestic cement volume** for CEMEX's Venezuelan operations decreased 9% compared to the first quarter of 2001. Public infrastructure spending declined during the quarter. Cement demand from the self-construction sector weakened as real disposable income dropped due to stable wages and increased inflation. **Ready-mix volumes** decreased 12% versus the year-earlier period.

**Export volumes** decreased 20% compared to the year-earlier period. Exports from Venezuela were distributed as follows:

**North America: 52%** **Central America & the Caribbean: 47%**

**Domestic cement prices** decreased 3% in constant Bolivars and decreased 12% in dollar terms compared to the first quarter of 2001. The **average ready-mix price** during the period increased 1% in constant Bolivars and decreased 9% in dollar terms.

The **average cash cost of goods sold** per metric ton decreased by 12% in dollar terms compared to the first quarter of 2001 mainly due to lower fuels and raw materials costs, despite higher energy costs.

Beginning in 2002, CEMEX Venezuela, in addition to consolidating the results of operations in the Dominican Republic, will consolidate operations in Panama. CEMEX's Panama's first-quarter sales and EBITDA were US$12.8 and US$6.7 million, respectively.

## Colombia

*For analysis purposes, figures are presented in dollars. In the consolidation process, CEMEX figures are converted into dollars and then into pesos and Mexican GAAP.*

In the company's Colombian operations, **domestic cement volume** decreased 13% versus the same period of 2001, while **ready-mix volume** decreased by 31%. Higher unemployment and a tense political climate drove down cement demand in the self-construction sector, while low-income housing construction and the residential sector showed slight growth in cement consumption.

CEMEX's **average realized gray cement price** in Colombia was 7% higher in dollar terms versus the first quarter of 2001. The **average ready-mix price** also increased 7% in dollar terms over the year-earlier period.

The average **cash cost of goods sold** per metric ton increased 3% in dollar terms versus the first quarter of 2001.

## Other Operations

CEMEX Philippines **domestic cement volume** increased 30% versus the first quarter of 2001 whereas the rest of the industry experienced a 6% drop in volumes. The relative improvement was mainly driven by CEMEX's market share gains during the quarter, as import penetration fell by 75% versus a year ago. Imports represented 4% of the market during the first quarter of 2002, versus 16% for the year-earlier period.

**Average domestic prices** in the Philippines decreased 11% in dollar terms versus the first quarter of 2001. EBITDA margin increased to 24.4% from 19.0% during the same period a year ago.

In Egypt, **domestic cement volume** increased 17% compared to the first quarter of 2001 and increased 13% over the preceding quarter. The increased volume was mainly driven by increased sales in lower Egypt and the successful implementation of a customer loyalty program in upper Egypt.

**Average domestic prices** in Egypt decreased 17% in dollar terms versus the first quarter of 2001, primarily due to the depreciation of the Egyptian pound and a greater penetration in lower Egypt, which commands lower prices. Prices remained stable in Egyptian pounds compared to last year.

**CEMEX, S.A. DE C.V. AND SUBSIDIARIES**
**Consolidated Figures**
**(Convenience translation in thousands of dollars)***

| INCOME STATEMENT | January-March 2002 | January-March 2001 | % Var. | Quarters I 2002 | Quarters I 2001 | % Var. |
|---|---|---|---|---|---|---|
| Net Sales | 1,571,060 | 1,581,438 | (1) % | 1,571,060 | 1,581,438 | (1) % |
| Cost of Sales | (865,534) | (887,373) | (2) % | (865,534) | (887,373) | (2) % |
| **Gross Profit** | 705,526 | 694,066 | 2 % | 705,526 | 694,066 | 2 % |
| Selling, General and Administrative Expenses | (385,487) | (304,087) | 27 % | (385,487) | (304,087) | 27 % |
| **Operating Income** | 320,039 | 389,979 | (18) % | 320,039 | 389,979 | (18) % |
| Financial Expenses | (79,387) | (117,849) | (33) % | (79,387) | (117,849) | (33) % |
| Financial Income | 15,955 | 5,223 | 205 % | 15,955 | 5,223 | 205 % |
| Exchange Gain (Loss), Net | 41,262 | 71,409 | N/A | 41,262 | 71,409 | (42) % |
| Monetary Position Gain (Loss) | 83,069 | 78,558 | 6 % | 83,069 | 78,558 | 6 % |
| Total Comprehensive Financing (Cost) Income | 60,899 | 37,342 | N/A | 60,899 | 37,342 | 63 % |
| Gain or (Loss) on Marketable Securities | 44,670 | 18,632 | N/A | 44,670 | 18,632 | 140 % |
| Other Expenses, Net | (90,386) | (71,925) | 26 % | (90,386) | (71,925) | 26 % |
| Other Income (Expense) | (45,716) | (53,293) | (14) % | (45,716) | (53,293) | (14) % |
| **Net Income Before Income Taxes** | 335,222 | 374,028 | (10) % | 335,222 | 374,028 | (10) % |
| Income Tax | (35,889) | (40,655) | (12) % | (35,889) | (40,655) | (12) % |
| Employees' Statutory Profit Sharing | (2,734) | (8,176) | (67) % | (2,734) | (8,176) | (67) % |
| Total Income Tax & Profit Sharing | (38,622) | (48,831) | (21) % | (38,622) | (48,831) | (21) % |
| **Net Income Before Participation of of Uncons. Subs. and Ext. Items** | 296,599 | 325,197 | (9) % | 296,599 | 325,197 | (9) % |
| Participation of Unconsolidated Subsidiaries | 3,278 | 4,727 | (31) % | 3,278 | 4,727 | (31) % |
| **Consolidated Net Income** | 299,878 | 329,924 | (9) % | 299,878 | 329,924 | (9) % |
| Net Income Attributable to Min. Interest | 20,202 | 53,409 | (62) % | 20,202 | 53,409 | (62) % |
| **NET INCOME AFTER MINORITY INTEREST** | 279,676 | 276,515 | 1 % | 279,676 | 276,515 | 1 % |
| EBITDA (Operating Income+Depreciation+Amortization) | 473,241 | 532,154 | (11) % | 473,241 | 532,154 | (11) % |
| EBITDA before Operating Leases and Cost Restatements for Inflation | 477,473 | 539,796 | (12) % | 477,473 | 539,796 | (12) % |

| BALANCE SHEET | January-March 2002 | January-March 2001 | % Var. |
|---|---|---|---|
| **Total Assets** | 16,628,559 | 15,823,907 | 5 % |
| *Cash and Temporary Investments* | *407,416* | *290,682* | *40 %* |
| Trade Accounts Receivables | 659,247 | 681,544 | (3) % |
| Other Receivables | 468,466 | 326,747 | 43 % |
| Inventories | 698,369 | 741,213 | (6) % |
| Other Current Assets | 151,300 | 123,859 | 22 % |
| Current Assets | 2,384,797 | 2,164,046 | 10 % |
| Fixed Assets | 8,943,863 | 8,749,922 | 2 % |
| Other Assets | 5,299,899 | 4,909,939 | 8 % |
| **Total Liabilities** | 8,250,400 | 8,166,656 | 1 % |
| Current Liabilities | 2,328,120 | 3,040,182 | (23) % |
| Long-Term Liabilities | 4,394,265 | 3,443,137 | 28 % |
| Other Liabilities | 1,528,014 | 1,683,337 | (9) % |
| **Consolidated Stockholders' Equity** | 8,378,159 | 7,657,250 | 9 % |
| Stockholders' Equity Attributable to Minority Interest | 1,618,494 | 2,388,237 | (32) % |
| Stockholders' Equity Attributable to Majority Interest | 6,759,665 | 5,269,013 | 28 % |

N/A : Not Applicable

## CEMEX, S.A. DE C.V. AND SUBSIDIARIES

### Consolidated Figures

(Convenience translation in dollars)*

| FINANCIAL INDICATORS** | Trailing 12 months 2002 | Trailing 12 months 2001 | % Var. | January-March 2002 | January-March 2001 | % Var. | Quarters I 2002 | Quarters I 2001 | % Var. |
|---|---|---|---|---|---|---|---|---|---|
| Operating margin | | | | 20.4% | 24.7% | | 20.4% | 24.7% | |
| EBITDA Margin | | | | 30.1% | 33.7% | | 30.1% | 33.7% | |
| Interest Coverage (1) | 4.9 | 3.9 | | | | | 5.2 | 3.5 | |
| Net Debt to EBITDA (2) | 2.7 | 2.9 | | | | | | | |
| Debt / Total Capitalization | | | | | | | 42.8% | 44.8% | |
| Net Return on Equity (3) | 15.9% | 17.6% | | | | | | | |
| Return on Capital Employed (4) | 10.7% | 13.0% | | | | | | | |
| EBITDA Per CPO (5) | 1.52 | 1.47 | 3% | 0.32 | 0.38 | (16%) | 0.32 | 0.38 | (16%) |
| Cash Earnings per CPO (5) | 1.06 | 0.94 | 13% | 0.21 | 0.23 | (9%) | 0.21 | 0.23 | (9%) |
| Free Cash Flow per CPO (5) | 0.76 | 0.59 | 29% | 0.06 | 0.10 | (40%) | 0.06 | 0.10 | (40%) |
| Earnings per CPO (5) | 0.81 | 0.74 | 9% | 0.19 | 0.20 | (5%) | 0.19 | 0.20 | (5%) |
| End of Period Price of CEMEX CPO | | | | | | | 5.90 | 4.23 | 39% |

*Please note: One CEMEX ADS (NYSE:CX) represents five CEMEX CPOs*

(*) Results for 2002 are converted to dollars by dividing by the March 2002 exchange rate of 9.02. Results for 2000 are converted to dollars by multiplying by the weighted average inflation factor of 0.992 (equivalent to -0.76%) and then dividing by the March 2001 exchange rate of 9.49.

(**) Note that in the calculation of Interest Coverage and Net Debt to EBITDA ratio, the US$650 million preferred equity and the US$250 million of capital securities are conservatively considered obligations.

(1) Interest Coverage is defined as EBITDA divided by financial expenses plus the preferred dividend.

(2) Net Debt is defined as total debt plus equity obligations less cash and cash equivalents.

(3) Return on equity is defined as: (Operating income - Net Financial Expense - Total Income Tax & Profit Sharing) / Average majority shareholders equity

(4) Return on capital employed is defined as: Operating Income - Total Income Tax & Profit Sharing / (Average consolidated shareholders equity + Average net debt)

(5) Considering 1,460 million average CPOs for first quarter 2002 and 1,394 million average CPOs for the first quarter of 2001.

## CEMEX, S.A. DE C.V. AND SUBSIDIARIES
## Consolidated Figures
(Thousands of Pesos in Real Terms as of March 31, 2002)*

| | January-March | | % | Quarters | | % |
|---|---|---|---|---|---|---|
| **INCOME STATEMENT** | **2002** | **2001** | **Var.** | **I 2002** | **I 2001** | **Var.** |
| Net Sales | 14,170,960 | 14,901,293 | (5) % | 14,170,960 | 14,901,293 | (5) % |
| Cost of Sales | (7,807,113) | (8,361,375) | (7) % | (7,807,113) | (8,361,375) | (7) % |
| **Gross Profit** | 6,363,847 | 6,539,918 | (3) % | 6,363,847 | 6,539,918 | (3) % |
| Selling, General and Administrative Expenses | (3,477,096) | (2,865,295) | 21 % | (3,477,096) | (2,865,295) | 21 % |
| **Operating Income** | 2,886,752 | 3,674,623 | (21) % | 2,886,752 | 3,674,623 | (21) % |
| Financial Expense | (716,068) | (1,110,444) | (36) % | (716,068) | (1,110,444) | (36) % |
| Financial Income | 143,916 | 49,218 | 192 % | 143,916 | 49,218 | 192 % |
| Exchange Gain (Loss), Net | 372,180 | 672,862 | (45) % | 372,180 | 672,862 | (45) % |
| Monetary Position Gain (Loss) | 749,280 | 740,226 | 1 % | 749,280 | 740,226 | 1 % |
| Total Comprehensive Financing (Cost) Income | 549,308 | 351,862 | 56 % | 549,308 | 351,862 | 56 % |
| Gain or (Loss) on Marketable Securities | 402,924 | 175,560 | 130 % | 402,924 | 175,560 | 130 % |
| Other Expenses, Net | (815,283) | (677,723) | 20 % | (815,283) | (677,723) | 20 % |
| Other Income (Expense) | (412,360) | (502,163) | (18) % | (412,360) | (502,163) | (18) % |
| **Net Income Before Income Taxes** | 3,023,700 | 3,524,323 | (14) % | 3,023,700 | 3,524,323 | (14) % |
| Income Tax | (323,717) | (383,078) | (15) % | (323,717) | (383,078) | (15) % |
| Employees' Statutory Profit Sharing | (24,657) | (77,040) | (68) % | (24,657) | (77,040) | (68) % |
| Total Income Tax & Profit Sharing | (348,374) | (460,118) | (24) % | (348,374) | (460,118) | (24) % |
| **Net Income Before Participation of Uncons. Subs. and Ext. Items** | 2,675,326 | 3,064,205 | (13) % | 2,675,326 | 3,064,205 | (13) % |
| Participation in Unconsolidated Subsidiaries | 29,572 | 44,543 | (34) % | 29,572 | 44,543 | (34) % |
| **Consolidated Net Income** | 2,704,898 | 3,108,748 | (13) % | 2,704,898 | 3,108,748 | (13) % |
| Net Income Attributable to Min. Interest | 182,222 | 503,248 | (64) % | 182,222 | 503,248 | (64) % |
| **NET INCOME AFTER MINORITY INTEREST** | 2,522,676 | 2,605,500 | (3) % | 2,522,676 | 2,605,500 | (3) % |
| EBITDA (Operating Income+Depreciation+Amortization) | 4,268,636 | 5,014,285 | (15) % | 4,268,636 | 5,014,285 | (15) % |
| EBITDA before Operating Leases and Cost Restatements for Inflation | 4,306,804 | 5,086,297 | (15) % | 4,306,804 | 5,086,297 | (15) % |

| | As of March 31st | | % |
|---|---|---|---|
| **BALANCE SHEET** | **2002** | **2001** | **Var.** |
| **Total Assets** | 149,989,599 | 149,102,675 | 1% |
| Cash and Temporary Investments | 3,674,891 | 2,738,988 | 34% |
| Trade Accounts Receivables | 5,946,405 | 6,421,935 | (7%) |
| Other Receivables | 4,225,563 | 3,078,811 | 37% |
| Inventories | 6,299,285 | 6,984,173 | (10%) |
| Other Current Assets | 1,364,728 | 1,167,078 | 17% |
| Current Assets | 21,510,872 | 20,390,986 | 5% |
| Fixed Assets | 80,673,642 | 82,447,198 | (2%) |
| Other Assets | 47,805,085 | 46,264,491 | 3% |
| **Total Liabilities** | 74,418,605 | 76,951,306 | (3%) |
| Current Liabilities | 20,999,646 | 28,646,486 | (27%) |
| Long-Term Liabilities | 39,636,271 | 32,443,379 | 22% |
| Other Liabilities | 13,782,689 | 15,861,442 | (13%) |
| **Consolidated Stockholders' Equity** | 75,570,994 | 72,151,368 | 5% |
| Stockholders' Equity Attributable to Minority Interest | 14,598,819 | 22,503,453 | (35%) |
| Stockholders' Equity Attributable to Majority Interest | 60,972,175 | 49,647,915 | 23% |

N/A : Not Applicable

CEMEX, S.A. DE C.V. AND SUBSIDIARIES

## Operating Summary

(Convenience Translation in Thousands of Dollars) *

| NET SALES | January-March 2002 | 2001 | % Var. | Quarter I 2002 | I 2001 | % Var. |
|---|---|---|---|---|---|---|
| Mexico | 621,088 | 633,034 | (2%) | 621,088 | 633,034 | (2%) |
| USA | 384,280 | 415,408 | (7%) | 384,280 | 415,408 | (7%) |
| Spain | 200,793 | 196,517 | 2% | 200,793 | 196,517 | 2% |
| Venezuela/Dominican Republic | 155,029 | 161,597 | (4%) | 155,029 | 161,597 | (4%) |
| Colombia | 52,282 | 54,987 | (5%) | 52,282 | 54,987 | (5%) |
| Philippines | 39,014 | 42,688 | (9%) | 39,014 | 42,688 | (9%) |
| Egypt | 37,999 | 36,697 | 4% | 37,999 | 36,697 | 4% |
| Central America and the Caribbean | 52,848 | 66,827 | (21%) | 52,848 | 66,827 | (21%) |
| *Others and Intercompany Eliminations* | *27,727* | *(26,317)* | N/A | *27,727* | *(26,317)* | N/A |
| **NET SALES** | **1,571,060** | **1,581,438** | **(1%)** | **1,571,060** | **1,581,438** | **(1%)** |

| GROSS PROFIT | January-March 2002 | 2001 | % Var. | Quarter I 2002 | I 2001 | % Var. |
|---|---|---|---|---|---|---|
| Mexico | 372,764 | 378,500 | (2%) | 372,764 | 378,500 | (2%) |
| USA | 128,426 | 87,042 | 48% | 128,426 | 87,042 | 48% |
| Spain | 73,940 | 75,065 | (1%) | 73,940 | 75,065 | (1%) |
| Venezuela/Dominican Republic | 63,021 | 53,978 | 17% | 63,021 | 53,978 | 17% |
| Colombia | 28,476 | 31,469 | (10%) | 28,476 | 31,469 | (10%) |
| Philippines | 13,874 | 17,178 | (19%) | 13,874 | 17,178 | (19%) |
| Egypt | 14,775 | 15,734 | (6%) | 14,775 | 15,734 | (6%) |
| Central America and the Caribbean | 20,461 | 21,608 | (5%) | 20,461 | 21,608 | (5%) |
| *Others and Intercompany Eliminations* | *(10,211)* | *13,492* | N/A | *(10,211)* | *13,492* | N/A |
| **GROSS PROFIT** | **705,526** | **694,066** | **2%** | **705,526** | **694,066** | **2%** |

| OPERATING PROFIT | January-March 2002 | 2001 | % Var. | Quarter I 2002 | I 2001 | % Var. |
|---|---|---|---|---|---|---|
| Mexico | 249,456 | 267,656 | (7%) | 249,456 | 267,656 | (7%) |
| USA | 53,293 | 39,304 | 36% | 53,293 | 39,304 | 36% |
| Spain | 50,926 | 51,924 | (2%) | 50,926 | 51,924 | (2%) |
| Venezuela/Dominican Republic | 38,944 | 36,115 | 8% | 38,944 | 36,115 | 8% |
| Colombia | 21,562 | 23,413 | (8%) | 21,562 | 23,413 | (8%) |
| Philippines | 73 | 2,341 | (97%) | 73 | 2,341 | (97%) |
| Egypt | 7,108 | 8,423 | (16%) | 7,108 | 8,423 | (16%) |
| Central America and the Caribbean | 14,373 | 14,782 | (3%) | 14,373 | 14,782 | (3%) |
| *Others and Intercompany Eliminations* | *(115,696)* | *(53,979)* | N/A | *(115,696)* | *(53,979)* | N/A |
| **OPERATING PROFIT** | **320,039** | **389,979** | **(18%)** | **320,039** | **389,979** | **(18%)** |

N/A : Not Applicable

**CEMEX, S.A. DE C.V. AND SUBSIDIARIES**

## Operating Summary

**(Convenience Translation in Thousands of Dollars) ***

| | January-March | | % | Quarter | | % |
|---|---|---|---|---|---|---|
| **EBITDA** | **2002** | **2001** | **Var.** | **I 2002** | **I 2001** | **Var.** |
| Mexico | 283,619 | 302,967 | (6%) | 283,619 | 302,967 | (6%) |
| USA | 87,440 | 93,372 | (6%) | 87,440 | 93,372 | (6%) |
| Spain | 53,154 | 63,975 | (17%) | 53,154 | 63,975 | (17%) |
| Venezuela/Dominican Republic | 54,299 | 51,712 | 5% | 54,299 | 51,712 | 5% |
| Colombia | 31,354 | 32,470 | (3%) | 31,354 | 32,470 | (3%) |
| Philippines | 7,077 | 8,094 | (13%) | 7,077 | 8,094 | (13%) |
| Egypt | 16,941 | 13,510 | 25% | 16,941 | 13,510 | 25% |
| Central America and the Caribbean | 16,698 | 17,930 | (7%) | 16,698 | 17,930 | (7%) |
| ***Others and Intercompany Eliminations*** | *(77,341)* | *(51,876)* | N/A | *(77,341)* | *(51,876)* | N/A |
| **EBITDA** | **473,241** | **532,154** | **(11%)** | **473,241** | **532,154** | **(11%)** |

| | January-March | | Quarter | |
|---|---|---|---|---|
| **EBITDA MARGIN** | **2002** | **2001** | **I 2002** | **I 2001** |
| Mexico | 45.7% | 47.9% | 45.7% | 47.9% |
| USA | 22.8% | 22.5% | 22.8% | 22.5% |
| Spain | 26.5% | 32.6% | 26.5% | 32.6% |
| Venezuela/Dominican Republic | 35.0% | 32.0% | 35.0% | 32.0% |
| Colombia | 60.0% | 59.1% | 60.0% | 59.1% |
| Philippines | 18.1% | 19.0% | 18.1% | 19.0% |
| Egypt | 44.6% | 36.8% | 44.6% | 36.8% |
| Central America and the Caribbean | 31.6% | 26.8% | 31.6% | 26.8% |
| **EBITDA MARGIN** | **30.1%** | **33.7%** | **30.1%** | **33.7%** |

N/A : Not Applicable

Mexico: Results for 2002 can be converted to pesos by multiplying by the March 2002 exchange rate of 9.02. Results for 2001 can be converted to pesos by multiplying by the March 2001 exchange rate of 9.49 and then dividing by 1.047, representing the Mexican inflation rate of 4.7%

Spain: Results for 2002 can be converted to euros by multiplying by the March 2001 exchange rate of 1.15. Results for 2001 can be converted to Euros by multiplying by the March 2001 exchange rate of 1.14.

Venezuela/DR: Results for 2002 can be converted to bolivares by multiplying by the March 2002 exchange rate of 894.50. Results for 2001 can be converted to dollars by multiplying by the March 2001 exchange rate of 707.75 and then dividing by 1.176, representing the Venezuelan inflation rate of 17.6%

Colombia: Results for 2002 can be converted to Colombian pesos by multiplying by the March 2002 exchange rate of 2,261. Results for 2001 can be converted to Colombian pesos by multiplying by the March 2001 exchange rate of 2,310

Philippines: Results for 2002 can be converted to Philippine pesos by multiplying by the March 2002 exchange rate of 51.15. Results for 2001 can be converted to Philippine pesos by multiplying by the March 2001 exchange rate of 49.36

Egypt: Results for 2002 can be converted to Egyptian pounds by multiplying by the March 2002 exchange rate of 4.62. Results for 2001 can be converted to Egyptian pounds by multiplying by the March 2001 exchange rate of 3.87

**CEMEX, S.A. DE C.V. AND SUBSIDIARIES**
**Volume Summary**

| | January-March | | % | Quarters | | % |
|---|---|---|---|---|---|---|
| **CONSOLIDATED VOLUMES** | **2002** | **2001** | **Var.** | **I 2002** | **I 2001** | **Var.** |
| Cement (Thousands of Metric Tons) | 14,118 | 13,926 | 1% | 14,118 | 13,926 | 1 % |
| Ready Mix Concrete (Thousands of Cubic Meters) | 3,980 | 4,412 | (10%) | 3,980 | 4,412 | (10) % |

| **DOMESTIC CEMENT VOLUME** | **January-March** | **Quarter** | **Quarter** |
|---|---|---|---|
| (% Change) | **2002 - 2001** | **I 2002 - I 2001** | **I 2002 - IV 2001** |
| Mexico | (6) % | (6) % | (7) % |
| USA | 0 % | 0 % | (20) % |
| Spain | 2 % | 2 % | 6 % |
| Venezuela | (9) % | (9) % | (14) % |
| Colombia | (13) % | (13) % | (3) % |
| Philippines | 30 % | 30 % | 15 % |
| Egypt | 17 % | 17 % | 13 % |

| **EXPORT CEMENT VOLUME** | **January-March** | **Quarter** | **Quarter** |
|---|---|---|---|
| (% Change) | **2002 - 2001** | **I 2002 - I 2001** | **I 2002 - IV 2001** |
| Mexico | (20) % | (20) % | (7) % |
| USA | N/A | N/A | N/A |
| Spain | (14) % | (14) % | (10) % |
| Venezuela | (20) % | (20) % | (15) % |
| Colombia | N/A | N/A | N/A |
| Philippines | N/A | N/A | N/A |

| **READY MIX CONCRETE VOLUME** | **January-March** | **Quarter** | **Quarter** |
|---|---|---|---|
| (% Change) | **2002 - 2001** | **I 2002 - I 2001** | **I 2002 - IV 2001** |
| Mexico | 2 % | 2 % | (7) % |
| USA | 4 % | 4 % | 7 % |
| Spain | 7 % | 7 % | 11 % |
| Venezuela | (11) % | (11) % | (13) % |
| Colombia | (31) % | (31) % | (24) % |
| Philippines | N/A | N/A | N/A |

N/A : Not Applicable